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                                                    July 12, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission            via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       Re:  VANGUARD WELLESLEY INCOME FUND
                                   FILE NO. 811-01766

Dear Mr. Sandoe:

         The following responds to your comments of July 8, 2005 on the post-effective amendment of the Vanguard Wellesley Income Fund (the "Registrant") registration statement on Form N-1A. You commented on PEA number 57 that was filed on May 23, 2005 pursuant to Rule 485(a). Note that each prospectus page reference is to the Investor Shares versions of the prospectus.

COMMENT 1:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 1)
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Comment:          The "Fund Profile" contains the following description of the
                  Fund's primary investment strategies: "The Fund invests approximately 60% to 65% of its assets in investment-grade corporate, U.S. Treasury, and government agency bonds, as well as mortgage-backed securities. The remaining 35% to 40% of Fund assets are invested in common stocks of companies that have a history of above-average dividends or expectations of increasing dividends." It is not clear what the strategy is and how the portfolio manager invests the Fund's assets.

Response:         We believe that with the following (underlined) change, the
                  "Fund Profile" appropriately summarizes the Fund's primary investment strategies as required by Item 2(a) of Form N-1A:
                  "The Fund invests approximately 60% to 65% of its assets in investment-grade corporate, U.S. Treasury, and government
                  agency bonds, as well as mortgage-backed securities that the
                                                                      --------
                  advisor believes will generate a high and sustained level of
                  ------------------------------------------------------------
                  current income. The remaining 35% to 40% of Fund assets are
                  --------------
                  invested in common stocks of companies that have a history of above-average dividends or expectations of increasing dividends."

COMMENT 2A: VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 1)
--------------------------------------------------------------

Comment: Disclose the following in the "Fund Profile" section on page 1 of the prospectus: (a) dollar-weighted average maturity or average duration of the Fund as of a recent date; and (b) the market capitalization of the Fund as of a recent date.


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Christian Sandoe, Esq.
July 12, 2005
Page 2






Response:         Although dollar-weighted average maturity, duration, and
                  market-capitalization are all important economic characteristics of the Fund, they are not part of the Fund's primary investment strategies and are not, therefore, subject to disclosure in the "Fund Profile" pursuant to Item 2 of Form
                  N-1A.
                           Because they are important characteristics, we
                  already disclose the Fund's average duration as of a recent date (see page 8 of the prospectus). We will add the following disclosure concerning market capitalization to the Security
                  Selection section of the prospectus: "Stocks of publicly traded companies and funds that invest in stocks are often classified according to market value, or market capitalization. These classifications typically include small-cap, mid-cap, and large-cap. It's important to understand that, for both companies and stock funds, market capitalization ranges change over time. Also, interpretations of size vary, and there are no `official' definitions of small-, mid-, and large-cap, even among Vanguard fund advisors. The asset-weighted median market capitalization of the Fund as of x, 2005, was $x billion."

COMMENT 2B: VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 6)
--------------------------------------------------------------

Comment: The following statement appears in the discussion of interest rate risk on page 6 of the prospectus: "Interest rate risk for the Fund should be moderate because the average duration of the Fund's bond portfolio is intermediate-term ... ."
                  "Intermediate-term" is term used to describe bond maturity, and not duration.

Response:         We believe that it is appropriate to characterize the Fund's duration as intermediate-term. Furthermore, we have included additional disclosure in the prospectus that defines
                  "duration" and states exactly what the Fund's average duration was as of a specific date.

COMMENT 3:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 7)
--------------------------------------------------------------
Comment: The introduction to the "Security Selection" of the prospectus contains the following statement: "The Fund is run according to traditional methods of active investment management. To achieve the Fund's investment objective--income and moderate capital appreciation--the advisor follows specific strategies for bond and stock selection." Describe the "specific strategies" used by the advisor.

Response:         We have deleted the sentence that uses the phrase "specific strategies," and have replaced it with the following:
                  "Securities are bought and sold based on the advisor's judgments about companies and their financial prospects, and about bond issuers and the general level of interest rates."
                  In addition to the foregoing statement, the prospectus contains other disclosure about the advisor's investment strategies.

COMMENT 4:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 8)
--------------------------------------------------------------
Comment: Define the term duration and give an example of how changes in interest rates influence duration.

Response:         We already disclose the following definition and example in the prospectus's glossary. "DURATION: A measure of the sensitivity of bond--and bond fund--prices to interest rate movements. For example, if a bond has a duration of two years, its price would fall by approximately 2% when interest rates rose by 1%. On the other hand, the bond's price would rise by approximately 2% when interest rates fell by 1%."


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Christian Sandoe, Esq.
July 12, 2005
Page 3


COMMENT 5:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 8)
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Comment:          In the "Plain Talk About Types of Bonds," several types of bonds offered by corporations, governments, and other entities are discussed. As discussed in Paul Roye's October 17, 2003 letter to the Investment Company Institute, clarify that not all bond issuers are government-sponsored entities and that their bonds may not be guaranteed or insured by the U.S. government.

Response:         We will add the underlined text to the "Plain Talk About Types of Bonds" as follows: "Bonds are issued (sold) by many
                  sources: Corporations issue corporate bonds; the federal
                  government issues U.S. Treasury bonds; agencies of the federal government issue agency bonds; and mortgage holders issue
                  "mortgage-backed" pass-through certificates. Each issuer is responsible for paying back the bond's initial value as well as for making periodic interest payments. Many bonds issued by
                                                            --------------------
                  government agencies and entities are neither guaranteed nor
                  -----------------------------------------------------------
                  insured by the U.S. government."
                  -------------------------------

COMMENT 6:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 9-10)
-----------------------------------------------------------------
Comment: The following disclosure appears on pages 9-10 of the prospectus: "The Fund's stocks are chosen primarily for their dividend-producing capabilities, but must also have the potential for moderate long-term capital appreciation. The advisor looks for stocks of companies that either offer significant dividends now or expect to increase their dividends in the future. This income orientation leads the Fund to invest in stocks with higher than market-average dividend yields. As a result, the Fund's equity holdings are expected to have more of a value orientation than a growth orientation. Securities are sold when an investment has achieved its intended purpose, or because it is no longer considered attractive." Clarify what it means when an investment has "achieved its intended purpose" or "is no longer considered attractive."

Response:         We have deleted the following sentence: "Securities are sold when an investment has achieved its intended purpose, or because it is no longer considered attractive."

COMMENT 7:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE12)
----------------------------------------------------------------
Comment: The Fund's broad policies with respect to frequent trading and market-timing are disclosed on page 7 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various sections throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading or Market-Timing."

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-
                  Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.
                       We believe that removing the disclosure from the
                  "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing

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Christian Sandoe, Esq.
July 12, 2005
Page 4


                  with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section under the "Frequent Trading and Market-Timing" section would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 8:  VANGUARD WELLESLEY INCOME FUND (PROSPECTUS PAGE 13)
---------------------------------------------------------------
Comment: In the discussion of the Fund's investment advisor, there are two portfolio managers listed. Indicate the separate roles of each portfolio manager.

Response:         We will clarify that Earl E. McEvoy is the portfolio manager responsible for the equity portion of the Fund, and that John
                  R. Ryan manages the fixed income portion of the Fund.

COMMENT 9:  VANGUARD WELLESLEY INCOME FUND (STATEMENT OF ADDITIONAL INFORMATION)
--------------------------------------------------------------------------------
Comment: Where is the new SAI disclosure concerning portfolio manager compensation and holdings?

Response:   We have not yet included the new disclosure concerning portfolio managers pursuant to Item 15 of Form N-1A because it is not yet required. The adopting release for the portfolio manager disclosure rule (SEC release 33-8458) states, in part, that. "The effective date of the amendments is October 1, 2004. All initial registration statements on Forms N-1A, N-2, and N-3, and all post-effective amendments that are annual updates to effective registration statements on these forms, filed on or after February 28, 2005, must include the disclosure required by the amendments."
                  Although, this particular filing is a post-effective amendment filed after February 28, 2005, it is not an annual update. We will include the disclosure when we file the annual update of the Fund's registration statement.

                                     * * * * *

As required by the SEC staff, each series of the Registrant acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing.
- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.
- It may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me at (610) 503-2320 if you have any questions.


                                                       Sincerely,


                                                  Christopher A. Wightman
                                                     Associate Counsel